January 17, 2008

Via EDGAR Filing
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Ross Stores, Inc.
Form 10-K for the fiscal year ended February 3, 2007
Schedule 14A Proxy Statement filed April 17, 2007
File No. 000-14678

Dear Mr. Reynolds:

We have received your comment letter dated December 7, 2007 in regard to our Form 10-K for the fiscal year ended February 3, 2007 and our Schedule 14A Proxy Statement filed April 17, 2007. To facilitate your review, we repeat the captions and numbered paragraphs from your comment letter, and are providing the following responses to the comments:

Schedule 14A Proxy Statement

Compensation Discussion and Analysis, page 28

1.

We note your disclosure that, “A significant portion of the total potential compensation of [y]our executive officers ... is in the form of annual incentive bonuses ... that vary according to the Company’s achievement of pre-established pre-tax profit targets....” We further note that you have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their incentives bonuses. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

January 17, 2008

We advise the Staff that in future filings we will disclose the specific targets that were used in determining the level of incentive bonuses earned by our named executive officers in the subject fiscal year.

2.

It appears that you have benchmarked different elements of your compensation against different benchmarking groups. In future filings, please identify the companies that comprise each group if material. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fell within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this.

We advise the Staff that we do not believe that we “benchmark” our compensation in the sense indicated by this comment. In particular, we do not target our executive compensation or elements of our compensation to a percentile range or to other parameters based on any group or groups of companies. In future filings, we will revise our disclosure to clarify how our Compensation Committee gathers and uses market-related information with regard to compensation practices and levels at other companies.

Ross Stores, Inc. acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (925) 965-4570 if you have any additional comments or questions regarding our response.

Sincerely yours,

/s/ M. LeHocky
Mark LeHocky
Senior Vice President and General Counsel
Ross Stores, Inc

cc:	Mike Rudy, Deloitte & Touche LLP
Bradley J. Rock, DLA Piper US LLP